UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a -16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Table of Contents

Items:

1. Other News

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

OTHER NEWS

Sub.:- Disclosure under the Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcement to the Indian stock exchanges:

We wish to inform you that ICICI Bank Limited (the “Bank”) has entered into an agreement dated September 21, 2023 in relation to an Investment in the equity shares and compulsorily convertible preference shares (“CCPS”) of Quantum CorpHealth Private Limited (“QCPL” or “the Company”).

Pursuant to Regulation 30 read with para A of part A of Schedule III of the SEBI (Listing Obligations & Disclosure Requirements) Regulations, 2015, as amended, read with SEBI circular no. SEBI/HO/CFD/CFD-PoD-1/P/CIR/2023/123 dated July 13, 2023, we wish to provide the following disclosure:

a.	Name of the target entity, details in brief such as size, turnover etc.	Quantum CorpHealth Private Limited Turnover (FY2023 provisional): 159.2 million PAT (FY2023 provisional): 6.45 million
b.	Whether the acquisition would fall within related party transaction(s) and whether the promoter/ promoter group/ group companies have any interest in the entity being acquired? If yes, nature of interest and details thereof and whether the same is done at “arm’s length”

This transaction does not constitute a related party transaction. ICICI Bank has no promoters.

ICICI Bank and its subsidiaries in the normal course of business may have business dealings with Quantum CorpHealth Private Limited at an arm’s length.

c.	Industry to which the entity being acquired belongs	Quantum CorpHealth Private Limited is a healthcare services platform aggregating services like pre-employment health checks, annual health checks, occupational health centres and ancillary services for enterprises and corporates.
d.	Objects and impact of acquisition (including but not limited to, disclosure of	Financial Investment

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

reasons for acquisition of target entity, if its business is outside the main line of business of the listed entity)
e.	Brief details of any governmental or regulatory approvals required for the acquisition	Since the acquisition of shareholding is below 10%, regulatory approval is not required.
f.	Indicative time period for completion of the acquisition	End of October 2023
g.	Consideration - whether cash consideration or share swap or any other form and details of the same	Cash consideration of ~ 49,995,000
h.	Cost of acquisition and/or the price at which the shares are acquired	Cash consideration of ~ 49.9 million for 9.99% shareholding of Quantum CorpHealth Private Limited
i.	Percentage of shareholding /control acquired and / or number of shares acquired	Post investment, ICICI Bank will hold 9.99% shareholding in Quantum CorpHealth Private Limited through subscription of 100 equity shares and 3,33,200 CCPS (Compulsorily Convertible Preference Shares).
j.	Brief background about the entity acquired in terms of products/line of business acquired, date of incorporation, history of last 3 years turnover, country in which the acquired entity has presence and any other significant information (in brief)	Quantum CorpHealth Private Limited Date of Incorporation: August 22, 2012 History of last 3 years turnover: FY2020: 108.3 million FY2021: 82.6 million FY2022: 149.1 million Country of presence: India

You are requested to please take the above information on record.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date	: September 21, 2023	By:	/s/ Vivek Ranjan
			Name :	Vivek Ranjan
			Title :	Assistant General Manager